    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       NATIONAL CONSUMER COOPERATIVE BANK
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 UNITED STATES OF AMERICA                                           52-1157795
     (STATE OR OTHER JURISDICTION OF INCORPORATION OR                  (I.R.S. EMPLOYER IDENTIFICATION NO.)
                       ORGANIZATION)

                        1401 EYE STREET N.W., SUITE 700
                              WASHINGTON, DC 20005
                                 (202) 336-7700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               CHARLES E. SNYDER
                       NATIONAL CONSUMER COOPERATIVE BANK
                        1401 EYE STREET N.W., SUITE 700
                              WASHINGTON, DC 20005
                                 (202) 336-7700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                        OF AGENT FOR SERVICE OF PROCESS)
                            ------------------------

                                   COPIES TO:

                   MARTIN J. FLYNN, ESQ.                                      DANIEL M. ROSSNER, ESQ.
                      SHEA & GARDNER                                             BROWN & WOOD LLP
               1800 MASSACHUSETTS AVE., N.W.                                  ONE WORLD TRADE CENTER
                   WASHINGTON, DC 20036                                      NEW YORK, NEW YORK 10048

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                      AGGREGATE OFFERING         AMOUNT OF
                SECURITIES TO BE REGISTERED                    PRICE PER UNIT(1)     REGISTRATION FEE(2)
----------------------------------------------------------------------------------------------------------
Debt Securities; Preferred Stock(3).........................      $350,000,000             $97,300
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of computing the registration fee. The proposed maximum offering price per unit will be determined from time to time by the Registrant in connection with the issuance by the Registrant of the securities registered hereunder.

(2) The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and reflects the offering price rather than the principal amount of any Debt Securities issued at a discount.

(3) In addition to any Debt Securities or Preferred Stock that may be issued directly under this registration statement, there are being registered hereunder an indeterminate amount of Debt Securities, and an indeterminate number of shares of Preferred Stock as may be issued upon conversion or exchange of Preferred Stock or Debt Securities. No separate consideration will be received for any Debt Securities or Preferred Stock so issued upon such conversion or exchange.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 5, 1999

PROSPECTUS

                       NATIONAL CONSUMER COOPERATIVE BANK
                 (DOING BUSINESS AS NATIONAL COOPERATIVE BANK)

                                     (LOGO)

MAY OFFER

                                  $350,000,000

                                Debt Securities
                                Preferred Stock

--------------------------------------------------------------------------------

 NCB will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT GUARANTEED BY THE UNITED STATES AND WILL NOT CONSTITUTE A DEBT OR OBLIGATION OF THE UNITED STATES OR ANY AGENCY OR INSTRUMENTALITY THEREOF.

                 This prospectus is dated                , 1999

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
SUMMARY...............................    3
NATIONAL CONSUMER COOPERATIVE BANK....    6
General...............................    6
Loan Requirements, Restrictions and
  Policies............................    6
Lending Limits........................    7
Interest Rates........................    7
Competition...........................   10
Taxes.................................   10
Class A Notes.........................   10
Properties............................   12
Regulation............................   12
SELECTED CONSOLIDATED FINANCIAL DATA
  OF NCB..............................   13
USE OF PROCEEDS.......................   14
DESCRIPTION OF DEBT
  SECURITIES..........................   14
General...............................   14
Denominations.........................   16
Subordination.........................   16
Consolidation, Merger or Sale.........   18
Modification of Indentures............   18
Events of Default.....................   18
Covenants.............................   19
Payment and Transfer..................   19
Global Securities.....................   20
Defeasance............................   20

                                        PAGE
                                        ----
The Trustee...........................   20
DESCRIPTION OF PREFERRED STOCK........   20
General...............................   21
Rank..................................   21
Dividends.............................   21
Conversion or Exchange................   22
Redemption............................   23
Liquidation Preference................   23
Voting Rights.........................   23
DESCRIPTION OF CAPITAL STOCK..........   24
Authorized Capital....................   24
Outstanding Class B Common Stock......   24
Outstanding Class C Common Stock......   25
Outstanding Class D Common Stock......   25
Voting Rights.........................   25
Trading Market........................   26
Patronage Refunds.....................   26
PLAN OF DISTRIBUTION..................   27
By Agents.............................   27
By Underwriters.......................   27
Direct Sales..........................   28
General Information...................   28
WHERE YOU CAN FIND MORE INFORMATION...   28
LEGAL OPINIONS........................   29
EXPERTS...............................   29

                                    SUMMARY

     This summary provides a brief overview of NCB and the most significant terms of the offered securities. For a more complete understanding of the terms of the offered securities, before making your investment decision, you should carefully read:

    - this prospectus, which explains the general terms of the securities that NCB may offer;

    - the accompanying prospectus supplement, which (1) explains the specific terms of the securities being offered and (2) updates and changes information in this prospectus; and

    - the documents referred to in "Where You Can Find More Information" on page 28 for information on NCB, including its financial statements.

                                      NCB

     NCB, which does business as the National Cooperative Bank, is a financial institution organized under the laws of the United States. NCB provides financial and technical assistance to eligible cooperative enterprises or enterprises controlled by eligible cooperatives. An eligible cooperative enterprise is an organization which NCB determines is owned by its members and which is engaged in producing or furnishing goods, services, or facilities for the benefit of its members or voting stockholders who are the ultimate consumers or primary producers of such goods, services, or facilities. NCB is structured as a cooperative institution whose voting stock can be owned only by its patrons or those eligible to become its patrons.

     NCB's principal executive offices are located at 1401 Eye Street N.W., Suite 700, Washington, DC 20005, and its telephone number is (202) 336-7700.

                          THE SECURITIES NCB MAY OFFER

     NCB may use this prospectus to offer up to $350,000,000 of:

    - debt securities; and

    - preferred stock.
A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these offered securities.

                                DEBT SECURITIES

     The debt securities are unsecured general obligations of NCB in the form of senior or subordinated debt. The senior debt will have the same rank as all of NCB's other unsecured and unsubordinated debt. The subordinated debt will be subordinated to all Senior Indebtedness (as defined below under "Description of Debt Securities -- Subordination").

     The senior and subordinated debt will be issued under separate indentures between NCB and BankOne, N.A., as trustee. Below are summaries of the general features of the debt securities from these indentures. For a more detailed description of these features, see "Description of Debt Securities" below. You are also encouraged to read the indentures, which are filed as exhibits to the registration statement of which this prospectus is a part. You can receive copies of these documents by following the directions on page 28.

         GENERAL INDENTURE PROVISIONS THAT APPLY TO THE DEBT SECURITIES

    - Each indenture allows for different types of debt securities to be issued in series.

    - The indentures allow NCB to merge or to consolidate with another company, or sell all or substantially all of its assets to another company. If any of these events occur, the other company would be required to assume NCB's responsibilities for the debt securities. Unless the transaction results in an event of default, NCB will be released from all liabilities and obligations under the debt securities when the successor company assumes NCB's responsibilities.

    - The indentures provide that holders of not less than 66 2/3% of the total principal amount of the senior debt securities and holders of not less than 66 2/3% of the total principal amount of the subordi-
nated debt securities outstanding in any series may vote to change NCB's obligations or your rights concerning those securities. However, some changes to the financial terms of a security, including changes in the payment of principal or interest on that security or the currency of payment, cannot be made unless every holder of that security consents to the change.

    - NCB may satisfy its obligations under the debt securities or be released from its obligation to comply with the limitations discussed above at any time by depositing sufficient amounts of cash or U.S. or other appropriate government securities (depending on the currency of payment of the debt securities) with the trustee to pay NCB's obligations under the particular debt securities when due.

    - The indentures govern the actions of the trustee with regard to the debt securities, including when the trustee is required to give notices to holders of the securities and when lost or stolen debt securities may be replaced.

                          EVENTS OF DEFAULT THAT APPLY
                               TO DEBT SECURITIES

     The events of default specified in each indenture include:

    - failure to pay required interest for 30 days;

    - failure to pay principal when due;

    - failure to make a required sinking fund payment when due;

    - failure to perform other covenants for 60 days after notice;

    - failure to make any payment of any amount owing under the Class A Notes when and as due;

    - acceleration of the debt securities of any other series or any indebtedness for borrowed money of NCB, in each case exceeding $10,000,000 in an aggregate principal amount;
    - failure to pay, bond or discharge any uninsured judgment in excess of $10,000,000 which is not challenged; and

    - certain events of insolvency, bankruptcy or reorganization involving NCB, whether voluntary or not.

See "National Consumer Cooperative Bank -- Class A Notes" on page 10 for a description of the Class A Notes.

                                    REMEDIES

     If there were an event of default, the trustee or holders of 25% of the principal amount of debt securities outstanding in a series could demand that the principal be paid immediately. However, holders of a majority in principal amount of the securities in that series could rescind that acceleration of the debt securities.

                                PREFERRED STOCK

     NCB may issue preferred stock with various terms to be established by its board of directors. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of liquidation, dissolution or winding up of NCB, voting rights, if applicable in connection with any series of preferred stock, and conversion rights.

     Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to NCB's common stock, including its Class B, Class C, and Class D stock. The prospectus supplement will also describe how and when dividends will be paid on the series of preferred stock.

     As more fully described in this prospectus under "National Consumer Cooperative Bank -- Class A Notes," without the approval of the Secretary of the Treasury of the United States, so long as any of NCB's Class A Notes are outstanding, NCB may not pay a dividend on any class of its stock, including the preferred stock, at a rate greater than the statutory interest rate payable on the Class A Notes. Further, without the approval of the Secretary of the Treasury, NCB may not pay any dividend or distribution on, or make any repurchase of, any class of stock (including the preferred stock), at any time when deferred interest payments on the Class A Notes have not been paid in full, together with any unpaid interest on such notes. Upon any liquidation or dissolution of NCB, the Class A Notes are entitled to receive out of the assets of NCB available for distribution to its stockholders, prior to any to holders of any class of stock (including the preferred stock), an amount not less than the aggregate face value of all Class A Notes outstanding, plus all accrued and unpaid interest payments accrued thereon to and including the date of payment (together with unpaid interest thereon).

     Preferred stock issued by NCB will be eligible for the dividends received deduction to the extent set forth in the prospectus supplement relating to the preferred stock.

            RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table shows the ratio of earnings to fixed charges of NCB for each of the five most recent fiscal years. The ratio of earnings to fixed charges is a measure of NCB's ability to generate earnings to pay the fixed expenses of its debt.

     These computations include NCB and its subsidiaries. For purposes of computing these ratios, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and NCB's estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits.

     NCB currently has no preferred stock outstanding and therefore pays no dividends on preferred stock. Accordingly, the data in the following table also represents NCB's combined ratio of earnings to fixed charges and preferred stock dividends.

                                                       SIX MONTHS
                                                     ENDED JUNE 30,      TWELVE MONTHS ENDED DECEMBER 31,
                                                     --------------    ------------------------------------
                                                     1999     1998     1998    1997    1996    1995    1994
                                                     -----    -----    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges
  Including Interest on Deposits...................  1.35     1.31     1.31    1.33    1.34    1.32    1.45
  Excluding Interest on Deposits...................  1.39     1.34     1.34    1.36    1.38    1.36    1.50

                       NATIONAL CONSUMER COOPERATIVE BANK

GENERAL

     NCB, which does business as the National Cooperative Bank, is a financial institution organized under the laws of the United States. NCB provides financial and technical assistance to eligible cooperative enterprises or enterprises controlled by eligible cooperatives. A cooperative enterprise is an organization which is owned by its members and which is engaged in producing or furnishing goods, services, or facilities for the benefit of its members or voting stockholders who are the ultimate consumers or primary producers of such goods, services, or facilities. NCB is structured as a cooperative institution whose voting stock can be owned only by its patrons or those eligible to become its patrons.

     In the legislation chartering NCB, referred to as the National Consumer Cooperative Bank Act or the NCCBA, Congress stated its finding that cooperatives have proven to be an effective means of minimizing the impact of inflation and economic hardship on members/owners by narrowing producer-to-consumer margins and price spreads, broadening ownership and control of economic organizations to a larger base of consumers, raising the quality of goods and services available in the marketplace and strengthening the nation's economy as a whole. To further the development of cooperative businesses, the Congress specifically directed NCB

     - to encourage the development of new and existing cooperatives eligible for its assistance by providing specialized credit and technical assistance;

     - to maintain broad-based control of NCB by its voting shareholders;

     - to encourage a broad-based ownership, control and active participation by members in eligible cooperatives;

     - to assist in improving the quality and availability of goods and services to consumers; and

     - to encourage ownership of its equity securities by cooperatives and others.

     NCB has attempted to fulfill its statutory obligations in two fashions. First, NCB makes loans and offers other financing arrangements which afford cooperative businesses substantially the same financing opportunities currently available for traditional enterprises. Second, NCB provides financial and other assistance to the NCB Development Corporation, a non-profit corporation without capital stock organized in 1982 which makes loans and provides assistance to developmental and low income cooperatives.

     The NCCBA was passed on August 20, 1978, and NCB commenced lending operations on March 21, 1980. In 1981, Congress amended the NCCBA to convert the Class A Preferred Stock of NCB previously held by the United States to Class A Notes of NCB (the "Class A Notes") as of December 31, 1981 (the "Final Government Equity Redemption Date"). Since the Final Government Equity Redemption Date, NCB's capital stock, except for three shares of non-voting Class D stock, has been owned exclusively by cooperatives.

LOAN REQUIREMENTS, RESTRICTIONS AND POLICIES

     Eligibility Requirements. Cooperatives and legally chartered entities primarily owned and controlled by cooperatives are eligible to borrow from NCB if NCB determines that they are operated on a cooperative basis and are engaged in producing or furnishing goods, services or facilities primarily for the benefit of their members or voting stockholders who are the ultimate consumers of such goods, services or facilities. In addition, to be eligible to borrow from NCB, the borrower must, among other things

     - be controlled by its members or voting stockholders on a democratic basis;

     - agree not to pay dividends on voting stock or membership capital in excess of such percentage per annum as may be approved by NCB;

     - provide that its net savings shall be allocated or distributed to all members or patrons, in proportion to their patronage, or retain such savings for the actual or potential expansion of its services or the reduction of its charges to the patrons; and

     - make membership available on a voluntary basis, without any social, political, racial or religious discrimination and without any discrimination on the basis of age, sex, or marital status to all persons who can make use of its services and are willing to accept the responsibilities of membership.

     NCB may also purchase obligations issued by members of eligible cooperatives, and it maintains member finance programs for retailer members of wholesaler cooperatives in the food and hardware industries. In addition, organizations applying for loans must comply with other technical requirements imposed by NCB.

     Lending Authorities. The Board of Directors of NCB established its policies governing its lending operations in compliance with the NCCBA. The policies adopted by the Board are carried out by the management of NCB pursuant to written loan policies adopted by the Board. The management in turn adopts and implements guidelines and procedures consistent with stated Board directives. Lending policies and guidelines are reviewed regularly by the Board of Directors and management to make needed changes and amendments.

     The management of NCB may approve individual loan amounts of up to 75% of the single borrower lending limit which is equal to 15% of NCB's capital (using the definition of capital for national banks as set forth by the Office of the Comptroller of the Currency) without prior approval of the Board. The President of NCB may delegate authorities up to this limit to such committees and individual officers as he may deem appropriate.

LENDING LIMITS

  Single Borrower

     The total amount of loans, letters of credit, leases and other financing that may be made available to any one borrower may not exceed 15% of NCB's capital. The approval of any loan to a single borrower which has a combined total of financing from NCB in excess of 75% of the 15% limit is subject to the prior approval of the Loan and Business Development Committee of the Board.

  Cooperatives of Primary Producers

     The total dollar value of loans to cooperatives that produce, market and furnish goods, services and facilities on behalf of their members as primary producers may not exceed 10% of the gross assets of NCB. The total dollar volume of loans NCB will allow to be outstanding to any producer cooperative may not exceed 20% of the amount available for loans to all producer cooperatives.

INTEREST RATES

  Generally

     NCB charges interest rates approximately equal to the market rates charged by other lending institutions for comparable types of loans. NCB seeks to price its loans to yield a reasonable return on its portfolio in order to build and maintain the financial viability of NCB and to encourage the development of new and existing cooperatives. In addition, to ensure that NCB will have access to additional sources of capital in order to sustain its growth, NCB seeks to maintain a portfolio that is competitively priced and of sound quality.

  Interest Rates for Real Estate Loans

     Real estate loans are priced under rate guidelines issued by NCB's Principal Transactions Group for specific types of loans with specific maturities. NCB takes the following factors into consideration in pricing its real estate loans: loan-to-value ratios, lien position, cooperative payment history, reserves, occupancy level and cash flow. NCB fixes rates based on a basis point spread over U.S. Treasury securities with yields adjusted to constant maturity of one, three, five or ten years. Interest rate may be fixed at the time of commitment for a period generally not exceeding 30 days.

  Interest Rates on Commercial Loans

     NCB makes commercial loans at fixed and variable interest rates. Loan pricing is based on prevailing market conditions, income and portfolio diversification objectives and the overall assessment of risk. Typically, commercial loan repayment schedules are structured by NCB with flat monthly principal reduction plus interest on the outstanding balance.

  Fees

     NCB typically assesses fees to cover the costs of NCB of its consideration of and handling of loan transactions, and to compensate NCB for setting aside funds for future draws under a commitment. The legal fees paid to outside legal counsel retained by NCB for loan transactions are charged to the borrower.

  Underwriting

     When evaluating credit requests, NCB seeks to determine whether a prospective borrower has and/or will have sound management, sufficient cash flow to service debt, assets in excess of liabilities and a continuing demand for its products, services or use of its facilities, so that the request will be repaid in accordance with its terms.

     NCB evaluates repayment ability based upon an analysis of a borrower's historical cash flow and conservative projections of future cash flows from operations. This analysis focuses on determining the predictability of future cash flows as a primary source of repayment.

  Security

     Loans made by NCB are typically secured by specific collateral. If collateral security is required, the value of the collateral must be reasonably sufficient to protect NCB from loss, in the event that the primary sources of repayment of financing from the normal operation of the cooperative, or refinancing, prove to be inadequate for debt repayment. Collateral security alone is not a sufficient basis for NCB to extend credit. Unsecured loans normally are made only to borrowers with strong financial conditions, operating results and demonstrated repayment ability.

  Loans Benefiting Low-Income Persons

     Under the NCCBA, the Board of Directors must use its best efforts to insure that at the end of each NCB fiscal year at least 35% of its outstanding loans are to

     - cooperatives whose members are predominantly low-income persons, as defined by NCB, and

     - other cooperatives that propose to undertake to provide specialized goods, services, or facilities to serve the needs of predominantly low-income persons.

     NCB defines a "low-income person", for these purposes, as an individual whose family's income does not exceed 80% of the median family income, adjusted for family size for the area where the cooperative is located, as determined by the Department of Housing and Urban Development.

  Loans for Residential Purposes

     Commencing on October 1, 1985, the NCCBA prohibited NCB from making loans for financing, construction, ownership, acquisition or improvement of any structure used primarily for residential purposes if, after giving effect to such loan, the aggregate amount of all loans outstanding for such purposes will exceed 30% of the gross assets of NCB.

     To the date of this prospectus, the 30% cap on residential real estate loans has not restricted NCB's ability to provide financial services to residential borrowers. NCB has been able to maintain its position in the residential real estate market without increased real estate portfolio exposure by selling real estate loans to secondary market purchasers of such loans. Since October 1, 1985, the preponderance of NCB's real estate volume has been predicated upon sale to secondary market purchasers. There can, however, be no assurance that NCB's future lending for residential purposes will not be impaired by the statutory limit. As of September 30, 1999, approximately 8.8% of NCB's total assets, excluding real estate loans held for sale, consisted of loans made for residential purposes.

  Operations of Subsidiaries

     NCB also provides financing opportunities to cooperatives and undertakes other programs designed to fulfill its statutory mission through several subsidiaries.

     NCB Financial Corporation is a Delaware chartered, wholly-owned, S&L holding company whose sole subsidiary is NCB Savings Bank, FSB.

     NCB Savings Bank, FSB is a federally chartered, federally insured savings bank located in Hillsboro, Ohio.

     NCB Capital Corporation, formerly named NCB Mortgage Corporation, is a wholly-owned subsidiary of NCB that originates and services loans to cooperatives. Where incidental to NCB financing programs for cooperatives, and to the development of cooperatives, NCB Capital Corporation may make loans to entities that are not operating on a cooperative basis.

     NCB Insurance Brokers, Inc. is engaged in the business of brokering housing-related insurance to cooperatives.

     NCB I, Inc. ("NCB I") is a wholly-owned, special purpose corporation that holds credit enhancement certificates related to the securitization and sale of cooperative real estate loans. NCB and NCB I are parties to an agreement under which each agrees not to commingle the assets of NCB I with those of NCB.

     NCB Retail Finance Corporation ("NCBRFC") is a wholly-owned special purpose corporation that participates in the securitization and sale of loans to customers involved in the grocery business.

NCBRFC is required by its certificate of incorporation to have at least two directors independent of NCB and to avoid commingling its assets with those of NCB.

     Because NCB is a holding company with respect to its subsidiaries, the claims of creditors of NCB's subsidiaries will have priority over NCB's equity rights and the rights of NCB's creditors, including the holders of debt securities, and preferred stockholders to participate in the assets of NCB's subsidiaries upon the subsidiaries' liquidation.

COMPETITION

     The Congress created and capitalized NCB because it found that existing financial institutions were not making adequate financial services available to cooperative, not-for-profit business enterprises. However, NCB experiences considerable competition in lending to the most creditworthy cooperative enterprises.

TAXES

     The NCCBA provides that NCB shall be treated as a cooperative within the meaning of Section 1381(a)(2) of the Internal Revenue Code. As such and pursuant to the provisions of the NCCBA, NCB, in determining its taxable income for federal income tax purposes, is allowed a deduction for an amount equal to any patronage refunds in the form of cash, of Class B or Class C stock, or allocated surplus that are distributed or set aside by NCB during the applicable tax period. To date, NCB has followed the policy of distributing or setting aside such patronage refunds during the applicable tax period, and this has effectively reduced NCB's federal income tax liability.

     Section 109 of the NCCBA, as amended, provides that NCB, including its franchise, capital, reserves, surplus, mortgages or other security holding and income, is exempt from taxation by any state, county, municipality or local taxing authority, except that any real property held by NCB is subject to any state, county, municipal or local taxation to the same extent according to its value as other real property is taxed.

     In 1995, it was determined that all income generated by NCB and its subsidiaries, with the exception of the NCB Savings Bank, qualifies as patronage income under the Internal Revenue Code, as modified only with respect to NCB by the NCCBA, with the consequence that NCB is able to issue tax deductible patronage refunds with respect to all such income.

     NCB's subsidiaries are subject to state income taxes.

     Neither interest income nor gains realized in respect of the debt securities which may be offered by this prospectus and a related prospectus supplement is exempt from taxation by the United States or any state, county, municipality or local taxing authority therein.

CLASS A NOTES

     The NCCBA, as initially passed in 1978, provided for Class A preferred stock of NCB to be held by the United States. In 1981, Congress amended the NCCBA to convert that Class A preferred stock to Class A Notes of NCB. These original Class A Notes had a principal amount of $184.27 million and a maturity date of December 31, 2020.

     In 1989, following a passage of a technical amendment to the NCCBA, NCB entered into a Financing Agreement with the U.S. Treasury that provided for replacement of the original Class A Notes with four new Class A Notes. This Financing Agreement is in place as of the date of this prospectus, and it governs the Class A Notes.

     Pursuant to the Financing Agreement, NCB issued to the U.S. Treasury four Class A Notes. After an initial phase-in period through October 1, 1990, each of the four Class A Notes provides a different "Maturity Date" -- Note 1 (3 months), Note 2 (36 months), Note 3 (60 months) and Note 4 (120 months). When each Class A Note matures, NCB has the right to borrow again from the Treasury the maturing amount under the same terms and conditions until the "Final Maturity Date" of October 31, 2020. NCB intends generally to avail itself of this right until the Final Maturity Date (except for planned retirements in the year 2010 of $25 million and in the year 2015 of another $25 million as part of a repayment plan discussed below). That means that until the Final Maturity Date, NCB will likely have outstanding to the U.S. Treasury four traunches of Class A Notes. At each Maturity Date, the interest rate to be paid upon that Class A Note for the succeeding period will be calculated by the U.S. Treasury based upon the then-prevailing interest rates for Treasury obligations of comparable maturities. Listed below are the principal amounts and other information about the Class A Notes as of the date of this prospectus.

CLASS A   PRINCIPAL                                         CURRENT
 NOTE      AMOUNT         TERM      NEXT MATURITY DATE   INTEREST RATE
-------  -----------   ----------   ------------------   -------------
   1     $53,553,328     3 months        1/1/2000            4.88%
   2     $36,854,000    36 months       10/1/2002            5.70%
   3     $55,281,000    60 months       10/1/2000            6.01%
   4     $36,854,000   120 months       10/1/2000            8.82%

     The Class A Notes and all related payments are subordinated to any secured and unsecured notes and debentures thereafter issued by NCB, including the senior debt and subordinated debt securities which may be offered by this prospectus and any related prospectus supplement. The Class A Notes, however, have first preference with respect to NCB's assets over all classes of stock issued by NCB, including the preferred stock which may be offered by this prospectus and any related prospectus supplement.

     The NCCBA provides that NCB may not pay any dividend on any class of stock, including the preferred stock which may be offered by this prospectus and any prospectus supplement, at a rate greater than the statutory interest rate payable on the Class A Notes. Although there has been no court or agency interpretation of that limitation, NCB has consistently interpreted that limitation to be the weighted average of the then-current interest rates applicable to the four outstanding Class A Notes (with the weighting based on outstanding principal amount). As of the date of this prospectus, the statutory interest rate payable on the Class A Notes (based on the weighted average) was an annual rate of 6.18%. NCB is currently seeking an amendment to the NCCBA that would eliminate this limitation on dividends. There is, of course, no assurance that the NCCBA will be amended.

     In February 1993 and November 1994, NCB adopted plans to maintain a schedule to ensure accumulation of the funds needed to repay the Class A Notes on the Final Maturity Date, October 31, 2020. These plans involve the creation of a reserve fund and the issuance of subordinated debt and preferred stock. If the subordinated debt or preferred stock being offered by this prospectus is being offered for the express purpose of funding the reserve fund, we will state that fact in a prospectus supplement. The plans currently contemplate that contributions to the reserve fund will total approximately $100 million ($1,000,000 per year for the first 10 years beginning 1994, $2,000,000 in each of years 11-15, $2,500,000 in each of years 16-20 and $3,000,000 in each of years 21-26). NCB expects that most of the contributions to the reserve fund will be funded by borrowings under then-existing NCB credit facilities. The plans currently contemplate that the remaining $80 million needed to pay off the Class A Notes will be obtained through the issuance of subordinated debt and preferred stock. The reserve fund, which was in the amount of $6,950,000 at September 30, 1999, is maintained as a separate account but will be subject to claims of senior and subordinated creditors other than the U.S. Treasury, in light of the subordinated status of the Class A Notes. The plans contemplate the probable retirement of $25 million of Class A Notes in 2010 and an additional $25 million of Class A Notes in 2015.

     Under the NCCBA, any interest payment on the Class A Notes may be deferred by the Board of Directors of NCB with the approval of the Secretary of the Treasury of the United States, except that any interest payment so deferred is required to bear interest at a prescribed rate. Without the approval of the Secretary of the Treasury, NCB may not pay any dividend or distribution on, or make any repurchase of, any class of stock (including the preferred stock which may be offered by this prospectus and any related prospectus supplement), at any time when deferred interest payments on the Class A Notes have not been paid in full, together with any unpaid interest on such notes. Upon any liquidation or dissolution of NCB, the Class A Notes are entitled to receive out of the assets of the NCB available for distribution to its stockholders, prior to any to holders of any class of stock (including the preferred stock which may be offered by this prospectus or any related prospectus supplement), an amount not less than the aggregate face value of all Class A Notes outstanding, plus all accrued and unpaid interest payments accrued thereon to and including the date of payment (together with unpaid interest thereon).

PROPERTIES

     NCB leases space for its Washington, D.C. headquarters and for three regional offices located in Oakland, New York City, and Anchorage. NCB Financial Corporation and NCB I maintain offices in Wilmington, Delaware. NCB's headquarters is 34,464 square feet in size and regional offices average 1500 square feet. The rental expense for the fiscal year ended December 31, 1998 was $1,318,000 for NCB's headquarters and regional offices. NCB considers the regional offices suitable for its needs and the facilities are fully utilized in its operations.

REGULATION

     NCB is organized under the laws of the United States. NCB is examined annually by the Farm Credit Administration but that agency has no regulatory or enforcement powers over NCB, and the General Accounting Office is authorized to audit NCB. Reports of such examinations and audits are to be forwarded to the Congress, which has the sole authority to amend or revoke NCB's charter. NCB Savings Bank, FSB, is regulated by the federal Office of Thrift Supervision. As a savings and loan holding company, NCB is subject to limited regulatory and enforcement powers of and examination by the Office of Thrift Supervision pursuant to 12 U.S.C. sec. 1467a.

                  SELECTED CONSOLIDATED FINANCIAL DATA OF NCB

     The following table contains selected consolidated financial data for NCB and its subsidiaries for the five years ended December 31, 1998 and the six-month periods ended June 30, 1999 and 1998. The financial data for each of the years ended December 31, 1994 through 1998 have been derived from audited financial statements. The financial data for the six months ended June 30, 1999 and 1998 have been derived from unaudited financial statements and reflect, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary to present fairly the information for such interim periods. Results for the interim periods are not necessarily indicative of results to be expected for the full year. The summary below should be read in conjunction with the Consolidated Financial Statements of NCB and the related Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations which are contained in each of NCB's Annual Reports on Form 10-K for the years ended December 31, 1994 through 1998 and NCB's Quarterly Report on Form 10-Q for the quarters ended June 30, 1998 and 1999. See "Where You Can Find More Information."

                                               SIX MONTHS ENDED
                                                   JUNE 30,                         YEAR ENDED DECEMBER 31,
                                             ---------------------   ------------------------------------------------------
                                                1999        1998       1998       1997       1996       1995        1994
                                             ----------   --------   --------   --------   --------   ---------   ---------
                                                                         (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA
Total interest income......................  $   38,137   $ 35,272   $ 71,187   $ 68,787   $ 61,265   $  52,498   $  41,123
Net interest income........................      14,798     13,290     25,627     26,843     25,966      21,745      20,514
Net income.................................       7,423      6,188     12,628     12,462     11,199       9,083       8,877
BALANCE SHEET DATA
  (at period end)
Loans and leases outstanding...............  $  993,576   $865,289   $795,174   $773,768   $750,094   $ 597,190   $ 501,090
Total assets...............................   1,097,441    933,415    933,415    869,304    839,336     684,532     567,321
Total capital*.............................     328,290    317,936    322,838    314,376    307,714     300,995     295,749
Subordinated Class A Notes**...............     182,667    182,706    182,542    182,542    182,542     182,542     182,542
Long-term borrowings, including
  Subordinated Class A Notes...............     438,826    401,157    413,735    387,335    384,679     337,230     287,899
Members' equity............................     145,747    140,296    140,296    131,833    125,172     118,453     113,207
Other borrowed funds including deposits....     742,299    634,865    575,265    531,740    515,257     365,288     256,315
OTHER DATA
Capital to assets**........................        29.9%      32.4%      34.6%      36.2%      36.7%       44.0%       52.3%
Return on average assets...................        0.74%      0.71%       1.4%       1.5%       1.5%        1.5%        1.7%
Return on average members' equity..........        5.19%      4.59%       9.3%       9.7%       9.2%        7.8%        7.9%
Net yield on interest earning assets.......        3.07%      3.12%       2.9%       3.3%       3.7%        3.7%        4.1%
Average members' equity as a percent of
  average total assets.....................        14.3%      15.4%      14.8%      15.3%      16.5%       18.9%       21.5%
Average total loans and lease financing....        16.3%      17.9%      17.5%      17.9%      19.2%       21.9%       25.0%
Net average loans and lease financing to
  average total assets.....................        85.6%      83.8%      84.9%      85.5%      84.3%       86.2%       83.4%
Net average earning assets to average total
  assets...................................        94.4%      95.2%      96.0%      95.9%      92.4%       94.9%       93.3%
Allowance for loan losses to loans
  outstanding..............................         1.9%       2.2%       2.2%       2.3%       2.1%        2.5%        2.6%
Provision for loan losses to average loans
  outstanding..............................         0.1%       0.1%       0.1%       0.5%       0.3%        0.4%        0.2%

---------------
 * Capital includes members' equity and subordinated Class A Notes.

** Net of deferred hedge gains.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, the proceeds from issuances of debt securities and preferred stock will be used for general corporate purposes of NCB.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be direct unsecured general obligations of NCB and will be either senior or subordinated debt. The debt securities will be issued under separate indentures between NCB and BankOne, N.A. Senior debt securities will be issued under a senior debt indenture and subordinated debt securities will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures." The forms of the indentures have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

     The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. The summary is not complete. You should read the more detailed provisions of the applicable indenture for provisions that may be important to you. So that you can easily locate these provisions, the numbers in parenthesis below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Whenever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

GENERAL

     The senior debt securities will be unsecured and rank equally with all of NCB's other senior and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated to all of NCB's Senior Indebtedness (as defined below under "-- Subordination"). As of September 30, 1999, NCB had approximately $797 million of Senior Indebtedness outstanding.

     Pursuant to the NCCBA, the amount of bonds, debentures, notes, and other evidences of indebtedness of NCB that may be outstanding at any one time may not exceed ten times the paid-in capital and surplus of NCB. Pursuant to the NCCBA, for purposes of this limitation, Class A Notes are deemed to be paid-in capital of NCB.

     THE DEBT SECURITIES ARE NOT GUARANTEED BY THE UNITED STATES AND WILL NOT CONSTITUTE A DEBT OR OBLIGATION OF THE UNITED STATES OR ANY AGENCY OR INSTRUMENTALITY THEREOF.

     A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the debt securities, whether the debt securities will be senior or subordinated debt and the series in which the debt securities will be included;

     - any limit on the aggregate principal amount of the debt securities;

     - the price or prices (expressed as a percentage of their aggregate principal amount) at which the debt securities will be issued;

     - the date or dates, or the method or methods, if any, by which the date or dates shall be determined, on which the debt securities will mature and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable at maturity;

     - the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, or the method or methods, if any, by which the rate or rates are to be determined and the manner upon which interest will be calculated if other than that of a 360- day year of twelve 30-day months;

     - the date or dates from which interest, if any, on the debt securities will accrue or the method or methods, if any, by which the date or dates are to be determined, the date or dates on which the interest, if any, will be payable, the date on which payment of interest, if any, will commence and the regular record dates for interest payment dates, if any;

     - the date or dates, if any, on or after which, or the period or periods, if any, within which, and the price or prices at which the debt securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed by NCB, and the other terms and provisions of the sinking and/or purchase fund;

     - the date or dates, if any, on or after which, or the period or periods, if any, within which, and the price or prices at which the debt securities may, pursuant to any optional redemption provisions, be redeemed at the option of NCB or of the holder of the debt securities of a series and the other terms and provisions of any optional redemption;

     - the extent to which any of the debt securities will be issuable in temporary or permanent global form and, if so, the identity of the depositary for the global debt security, or the manner in which any interest payable on a temporary or permanent global debt security will be paid;

     - the denomination or denominations in which the debt securities are authorized to be issued if other than $1,000 (in the case of debt securities issued in registered form) or $5,000 (in the case of debt securities issued in bearer form) and integral multiples of the debt securities;

     - whether such debt securities will be issued in registered or bearer form or both and, if in bearer form, the terms and conditions relating to those bearer debt securities and any limitations on issuance of the bearer debt securities (including exchange for registered debt securities of the same series);

     - information with respect to book-entry procedures relating to global debt securities;

     - the terms, if any, upon which debt securities may be convertible into other securities of NCB and the terms and conditions upon which conversion may be effected, including the initial conversion price or rate and any other provision in addition to or in lieu of those described in this prospectus;

     - whether any of the debt securities will be issued as original issue discount securities;

     - each office or agency where, subject to the terms of the indenture, the principal of, and premium and interest, if any, on, the debt securities will be payable and where the debt securities may be presented for registration of transfer or exchange;

     - the currencies or currency units in which the debt securities are issued and in which the principal of, and premium and interest, if any, on, and additional amounts, if any, in respect of the debt securities will be payable;

     - whether the amount of payments of principal of, and interest on, and additional amounts, if any, in respect of the debt securities may be determined with reference to an index, formula or other method or methods (which index, formula or method or methods may, but need not be, based on one or more currencies or currency units, commodities, equity indices or other indices) and the manner in which such amounts shall be determined;

     - whether NCB or a holder may elect payment of the principal of, or premium or interest, if any, on, or additional amounts in respect of, the debt securities in a currency, currencies or currency unit or units other than that in which the debt securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency, currencies or currency unit or units in which the debt securities are denominated or stated to be payable and the currency, currencies or currency unit or units in which the debt securities are to be paid;

     - if other than the trustee, the identity of each security registrar, paying agent and authenticating agent;

     - the applicability of defeasance provisions to the debt securities;

     - the person to whom any interest on any registered debt securities of the series shall be payable, if other than the person in whose name that debt security (or one or more predecessor debt securities) is registered at the close of business on the applicable regular record date for the payment of interest, the manner in which, or the person to whom, any interest on any bearer debt security of the series shall be payable, if otherwise than upon presentation and surrender of coupons as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global debt security on an interest payment date will be paid if other than in the manner provided in the indenture;

     - whether and under what circumstances NCB will pay additional amounts as contemplated by Section 1004 of the indenture (the term "interest", as used in this prospectus, shall include such additional amounts) on the debt securities to any holder who is a United States Alien (as defined in the indenture) (including any modification to that definition as contained in the indenture as originally executed) in respect of any tax, assessment or governmental charge and, if so, whether NCB will have the option to redeem those debt securities rather than pay the additional amounts (and the terms of that option);

     - any deletions from, modifications of or additions to the events of default or covenants of NCB with respect to any of the debt securities;

     - any special federal income tax considerations applicable to the debt securities; and

     - any other terms of the debt securities (which will not be inconsistent with the provisions of the indenture).

     The indentures do not limit the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by NCB and may be in any currency or currency unit designated by NCB. (Sections 301 and 303)

DENOMINATIONS

     Unless otherwise provided in the accompanying prospectus supplement, registered debt securities will be issued in denominations of $1,000 each and any multiples thereof and bearer debt securities will be issued in denominations of $5,000 each and any multiple thereof. (Section 302)

SUBORDINATION

     Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). The subordinated indenture provides that no payment of principal, interest or any premium on the subordinated debt securities may be made unless NCB pays in full the principal, interest, any premium or any other amounts on any

Senior Indebtedness then due. Also, no payment of principal, interest or any premium on the subordinated debt securities may be made if there shall have occurred and be continuing an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

     If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to NCB, then all Senior Indebtedness must be paid in full before any payment may be made to any holders of subordinated debt securities. Holders of subordinated debt securities must deliver any payments received by them to the holders of Senior Indebtedness until all Senior Indebtedness is paid in full. (Subordinated debt indenture, Section 1602)

     The subordinated indenture will not limit the amount of Senior Indebtedness that NCB may incur.

     "Senior Indebtedness" means any of the following, whether incurred before or after the execution of the subordinated debt indenture:

     (1) all obligations of NCB for the repayment of borrowed money,

     (2) all obligations of NCB for the deferred purchase price of property, but excluding trade accounts payable in the ordinary course of business,

     (3) all capital lease obligations of NCB, and

     (4) all obligations of the type referred to in clauses (1) through (3) of other persons that NCB has guaranteed or that are otherwise its legal liability;

     but Senior Indebtedness does not include:

        (a) the subordinated debt securities; and

        (b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

     As of the date of this prospectus, NCB does not have outstanding any debt that ranks equal to the subordinated debt securities and the Class A Notes constitute the only indebtedness of NCB that by its terms is subordinated with the subordinated debt securities.

  Certain Limitations in Respect of Subordinated Debt Securities

     Maturity Dates. The terms of a number of loan agreements to which NCB is a party restrict NCB from issuing subordinated debt securities with maturity dates earlier than 91 days after the latest maturity of any of the notes issued under those agreements or from issuing subordinated debt securities with mandatory sinking fund or similar provisions for the prepayment thereof prior to that date. As a result of those provisions, at the date of this prospectus, NCB would be restricted from issuing subordinated debt securities having a maturity date or mandatory sinking fund payment date prior to May 5, 2004.

     Voluntary Repayment. The loan agreements similarly prohibit NCB from purchasing, redeeming or otherwise retiring subordinated debt securities prior to the maturity date of such subordinated debt securities except

     - out of proceeds of a substantially concurrent issue or sale of capital stock or debt ranking equal or junior to the subordinated debt to be repurchased, redeemed or otherwise retired, or

     - out of funds that are at the time available for "restricted payments" under those agreements.

     The term "restricted payments" means all declarations and payments of dividends, purchases, redemptions or retirements of stock, warrants, rights or options and such other distributions, together with voluntary repayments in respect of subordinated debt, which are subject to the restrictions set forth in the loan agreements.

     The loan agreements permit restricted payments, if those restricted payments, together with all patronage refunds payable in cash and all cash dividends on Class B Stock and Class C Stock, declared or made during the period from and after December 31, 1991 to and including the date of the declaration or making of the restricted payment do not exceed the sum of

     (A) $15,000,000; and

     (B) 50% of consolidated adjusted net income (within the meaning of those agreements) (or minus 100% of consolidated adjusted net income in the case of a deficit) for the period commencing on January 1, 1992 and ending on the last day of NCB's fiscal year most recently ended on such date, all computed on a cumulative basis for that entire period.

CONSOLIDATION, MERGER OR SALE

     Each indenture generally permits a consolidation or merger between NCB and another corporation. They also permit NCB to sell all or substantially all of its property and assets. If this happens, the remaining or acquiring corporation shall assume all of NCB's responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

     However, NCB will only consolidate or merge with or into any other corporation or sell all or substantially all of its assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for NCB in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise NCB's rights and powers under any indenture, in NCB's name or in its own name. Any act or proceeding required or permitted to be done by NCB's board of directors or any of its officers may be done by the board or officers of the successor corporation. If NCB merges with or into any other corporation or sells all or substantially all of its assets, it shall be released from all liabilities and obligations under the indentures and under the debt securities. (Sections 801 and 802)

MODIFICATION OF INDENTURES

     Under each indenture, NCB's rights and obligations and the rights of the holders may be modified with the consent of the holders of 66 2/3% of the aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Sections 901 and 902)

EVENTS OF DEFAULT

     Each indenture provides that an "event of default" regarding any series of debt securities will be any of the following:

     - failure to pay interest or additional amounts on any debt security of such series for 30 days;

     - failure to pay the principal or any premium on any debt security of such series when due;

     - failure to deposit any sinking fund payment when due by the terms of a debt security of such series;

     - failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

     - failure to make any payment of any amount owing under any of the Class A Notes when and as due;

     - acceleration of the debt securities of any other series or any other indebtedness for borrowed money of NCB exceeding $10,000,000 in an aggregate principal amount and such acceleration shall not have been rescinded or annulled or such indebtedness shall not have been discharged within a period of 30 days after being given written notice;

     - failure to pay, bond or discharge any uninsured judgment in excess of $10,000,000 within 60 days which is not stayed, appealed or otherwise challenged in good faith;

     - certain events involving bankruptcy, insolvency or reorganization of NCB; or

     - any other event of default included in any indenture or supplemental indenture. (Section 501)

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, interest, additional amounts or a sinking fund installment) if it considers such withholding of notice to be in the best interests of the holders. (Section 602)

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 502)

     Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. (Section 601) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities. (Section 512)

COVENANTS

     Under the indentures, NCB will agree to:

     - pay the principal, interest, any premium and any additional amounts on the debt securities when due;

     - maintain a place of payment;

     - deliver a report to the trustee within 120 days after the end of each fiscal year certifying as to the absence of events of default and to NCB's compliance with the terms of the indentures; and

     - deposit sufficient funds with any paying agent on or before the due date for any principal, interest, any premium or any additional amounts.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by NCB and specified in a prospectus supplement. (Section 307)

     Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by NCB for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 305)

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 203)

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through records maintained by DTC and its participants.

DEFEASANCE

     NCB will be discharged from its obligations on the debt securities of any series at any time if it deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series and any sinking fund payments applicable to the debt securities of that series. NCB must also deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will have no federal income tax consequences as a result of such deposit. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the applicable debt indenture except for the right to receive additional amounts (if not already deposited with the trustee) and except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. (Section 402)

THE TRUSTEE

     BankOne, N.A. will be the trustee under the indentures. The trustee and its affiliates may have other relations with NCB in the ordinary course of business.

     The occurrence of any default under the senior debt indenture and the subordinated debt indenture could create a conflicting interest for the trustee under the Trust Indenture Act. If such default has not been cured or waived within 90 days after the trustee has or acquired a conflicting interest, the trustee would generally be required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to the debt securities issued under the senior indenture or with respect to the subordinated debt securities issued under the subordinated indenture. In the event of the trustee's resignation, NCB shall promptly appoint a successor trustee with respect to the affected securities.

     The Trust Indenture Act also imposes certain limitations on the right of the trustee, as a creditor of NCB, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any such claim or otherwise. The trustee will be permitted to engage in other transactions with NCB, provided that if it acquires a conflicting interest within the meaning of
Section 310 of the Trust Indenture Act, it must generally either eliminate such conflict or resign.

                         DESCRIPTION OF PREFERRED STOCK

     The following briefly summarizes the material terms of NCB's preferred stock, other than pricing and related terms, which will be disclosed in a prospectus supplement together with any changes in any applicable law relating to the preferred stock. You should read the particular terms of any series of preferred stock offered by NCB, which will be described in more detail in any prospectus supplement relating to such series, together with the NCCBA and the more detailed provisions of NCB's bylaws and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. The NCCBA and NCB's bylaws are filed as an exhibit to the registration statement of which this prospectus forms a part. The certificate of designation with respect to any series of preferred stock will be filed with the SEC as an exhibit to a document incorporated by reference in this prospectus concurrently with the offering of such preferred stock. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered.

GENERAL

     Under the NCCBA, NCB is authorized to issue classes of capital stock with such rights, powers, privileges, and preferences of the separate classes as may be specified, not inconsistent with law, in the bylaws of NCB. Prior to issuing any preferred stock, the Board of Directors of NCB will amend NCB's bylaws to expressly authorize the issuance of preferred stock. That amendment will require the consent of some of NCB's lenders. After the bylaws are amended, the Board of Directors of NCB will be authorized, except as otherwise stated in the NCCBA, to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

     - the number of shares to be included in the series;

     - the designation, powers, preferences and rights of the shares of the series; and

     - the qualifications, limitations or restrictions of such series.

     Prior to the issuance of any series of preferred stock, the Board of Directors of NCB will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designation as an amendment to the bylaws.

     The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of NCB.

     The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

     The rights of holders of the offered preferred stock may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose.

RANK

     Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

     So long as any Class A Notes are outstanding, the Class A Notes will rank prior to the preferred stock as to dividends, interest payments and upon liquidation or dissolution.

DIVIDENDS

     Holders of each series of preferred stock will be entitled to receive cash dividends, when, as and if declared by the board of directors of NCB out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on the books of NCB on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

     Pursuant to certain loan agreements to which NCB is a party, NCB may not declare or pay any dividends, either in cash or property, on any series of preferred stock unless those payments are out of funds that are at the time available for "restricted payments." See "Description of Debt Securities -- Subordination -- Certain Limitations in Respect of Subordinated Debt Securities" for the definition of "restricted payments" as well as for a discussion relating to limitations on NCB's ability to make such payments.

     NCB may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for

     - all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

     - the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

     Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for both series of preferred stock.

     Similarly, NCB may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other stock of NCB ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for

     - all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

     - the dividend period established in the certificate of designation for each series of preferred stock if the preferred stock pays dividends on a noncumulative basis.

     Under the NCCBA, NCB may not pay any dividend on any class of stock, including the preferred stock which may be offered by this prospectus and any prospectus supplement, at a rate greater than the statutory interest rate payable on the Class A Notes. Although there has been no court or agency interpretation of that limitation, NCB has consistently interpreted that limitation to be the weighted average of the then-current interest rates applicable to the four outstanding Class A Notes (with the weighting based on outstanding principal amount). As of the date of this prospectus, the statutory interest rate payable on the Class A Notes (based on the weighted average) was an annual rate of 6.18%. For more information, see "National Consumer Cooperative Bank -- Class A Notes" on page 10. NCB is currently seeking an amendment to the NCCBA that would eliminate this limitation on dividends. There is, of course, no assurance that the NCCBA will be amended.

     Pursuant to Section 3014(c) of the NCCBA, without the approval of the Secretary of the Treasury, NCB may not pay any dividend or distribution on, or make any redemption or repurchase of, any class of stock, including the preferred stock, at any time when the deferred interest payments on Class A Notes have not been paid in full, together with any unpaid interest on such notes.

CONVERSION OR EXCHANGE

     The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of another series of preferred stock of NCB. The preferred stock will not be convertible into or exchangeable for shares of NCB's common stock.

     If so determined by the board of directors of NCB, the holders of shares of preferred stock of any series may be obligated at any time or at maturity to exchange such shares for preferred stock or debt securities of NCB. The terms of any such exchange and any such preferred stock or debt securities will be described in the prospectus supplement relating to such series of preferred stock.

REDEMPTION

     If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at the option of NCB or the holder thereof and may be mandatorily redeemed.

     Any partial redemptions of preferred stock will be made in a way that the Board of Directors decides is equitable.

     Unless NCB defaults in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

     Pursuant to certain loan agreements to which NCB is a party, NCB may not purchase, redeem or retire preferred stock issued pursuant to this prospectus except.

     - in exchange for other capital stock of NCB;

     - out of the proceeds of a substantially concurrent issue and sale of capital stock; or

     - out of funds that are at the time available for "restricted payments" under those agreements.

See "Description of Debt Securities -- Subordination -- Certain Limitations in Respect of Subordinated Debt Securities" for a definition of "restricted payments" as well as for a discussion relating to limitations on NCB's ability to make such payments.

     In addition, as discussed above, without the approval of the Secretary of the Treasury, NCB may not make any redemption or repurchase of, any class of stock, including the preferred stock, at any time when the deferred interest payments on Class A Notes shall not have been paid in full, together with any unpaid interest on such notes.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of NCB, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

     If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of available assets of NCB on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from NCB after they have received their full liquidation preference.

     Pursuant to the NCCBA, upon any liquidation or dissolution of NCB, the holder of Class A Notes shall be entitled to receive out of the assets of NCB available for distribution to its stockholders, prior to any payment to the holders of any class of stock of NCB, including the preferred stock, an amount not less than the aggregate face value of all Class A Notes outstanding, plus all accrued and unpaid interest payments accrued thereon to and including the date of payment (together with all unpaid interest thereon).

VOTING RIGHTS

     The holders of shares of preferred stock will have no voting rights, except:

     - as otherwise stated in the prospectus supplement;

     - as otherwise stated in the certificate of designation establishing such series; or

     - as required by applicable law.

     NCB is a savings and loan holding company within the meaning of the Home Owners' Loan Act by virtue of its control of NCB Savings Bank, FSB. The Change in Bank Control Act and the savings and loan holding company provisions of the Home Owners' Loan Act, together with the regulations of the Office of Thrift Supervision under such acts, require that the consent of the Office of Thrift Supervision be obtained prior to any person or company acquiring control of a savings association or a savings and loan holding company. Under regulations of the Office of Thrift Supervision, "control" is conclusively presumed to exist if an individual or company acquires more than 25% of any class of voting stock of the savings association or savings and loan holding company. Control is rebuttably presumed to exist if a person acquires more than 10% of any class of voting stock (or more than 25% of any class of non-voting stock) and is subject to any of several "control factors." If the holders of a series of preferred stock become entitled to vote, the preferred stock of such series could be deemed to be a class of voting stock. Holders and potential holders of the preferred stock will be responsible for complying with the applicable provisions of the Change in Bank Control Act and Home Owners' Loan Act.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

     As of the date of this prospectus, NCB is authorized to issue 1,000,000 shares of Class B common stock, 300,000 shares of Class C common stock and 100,000 shares of Class D common stock, $100 par value, and up to $50 million in obligations, in addition to the Class A Notes, that would be subordinate to NCB's senior debt. The Board of Directors of NCB will adopt resolutions authorizing the issuance and sale of preferred stock prior to issuing any preferred stock. In addition, in order to issue preferred stock, the Board of Directors must also amend the bylaws of NCB to expressly authorize the issuance of preferred stock. The following is a summary of certain rights and privileges of the common stock. You should read the more detailed provisions of the NCCBA and NCB's bylaws for provisions that may be important to you.

     NCB's voting stock is not traded on any market. NCB is structured as a cooperative institution whose voting stock can only be owned by its members or those eligible to become its members.

     NCB currently has three classes of stock outstanding whose rights are summarized below:

OUTSTANDING CLASS B COMMON STOCK

     At September 30, 1999, NCB had outstanding 1,000,004 shares of Class B common stock, $100 par value. All shares of Class B common stock are held by borrowers or entities eligible to borrow from NCB. A subsidiary of NCB, NCB Capital Corporation, holds 2.74% of NCB's Class B common stock.

     The NCCBA permits Class B stock to be held only by borrowers of NCB and requires each borrower to hold Class B stock at the time the loan is made whose par value is equal to 1% of its loan amount. The NCCBA prohibits NCB from paying dividends on Class B stock. There are two series of Class B stock. Class B-1 stock is Class B stock purchased for cash at par value on or after June 29, 1984, while Class B-2 stock is all other Class B stock. Class B stock is transferable to another eligible holder only with the approval of NCB. NCB does not permit any transfers of

Class B-2 stock and permits only such transfers, at the stock's $100 par value, of Class B-1 stock as are required to permit new borrowers to obtain their required holdings of Class B stock. In each instance, NCB specifies which holder(s) are permitted to transfer their stock to the new borrower, based upon which Class B stockholders with holdings of such stock beyond that required to support their loans have held such stock for the longest time. NCB will also repurchase, at par value, any shares of Class B stock that it is required to repurchase from holders by the terms of the contracts under which such stock was originally sold by NCB. At December 31, 1998, the stock required to be repurchased was approximately $105,000.

OUTSTANDING CLASS C COMMON STOCK

     At September 30, 1999, NCB had outstanding 223,807 shares of Class C common stock, $100 par value. All shares of Class C common stock are held by borrowers or entities eligible to borrow from NCB. No affiliates of NCB hold any of NCB's Class C common stock.

     The NCCBA permits Class C stock to be held only by cooperatives eligible to borrow from NCB. The NCCBA allows NCB to pay dividends on Class C stock, but so long as any Class A Notes are outstanding, limits dividends on Class C stock (or any other NCB stock) to the interest rate payable on such notes, which was a weighted average interest rate of 6.18% as of the date of this prospectus. In 1994, NCB adopted a policy under which annual cash dividends on Class C stock of up to 2 percent of NCB's net income may be declared. The policy does not provide any specific method to determine the amount, if any, of such dividend. Whether any such dividends will be declared and if so, in what amount accordingly rests within the discretion of NCB's Board of Directors. The Board declared an initial cash dividend of 83 cents per share of Class C stock, payable on June 30, 1996 to holders of record as of March 31, 1996. On April 24, 1997, the Board declared a cash dividend of $1.02 per share of Class C stock payable on or before June 30, 1997 to holders of record as of March 31, 1997. On April 23, 1998, the Board declared a cash dividend of $1.13 per share of Class C stock payable on or before June 30, 1998 to holders of record as of March 31, 1998. In November 1996, the Board approved a dividend de minimus provision which states that Class C stock dividends shall not be distributed to a stockholder until such time as the cumulative amount of the dividend payable to the stockholder is equal to, or exceeds, twenty-five dollars ($25.00) unless specifically requested by the stockholder. Class C stock is transferable to another eligible holder only with the approval of NCB.

OUTSTANDING CLASS D COMMON STOCK

     At September 30, 1999, NCB had outstanding 3 shares of Class D common stock, $100 par value, which is non-voting. No affiliates of NCB hold any of NCB's Class D common stock.

     Class D stock is non-voting stock that may be held by any person. Only three shares are outstanding and NCB has no present intention to issue any additional shares of such stock. The NCCBA permits NCB to pay dividends on Class D stock but NCB has no present intention to declare any such dividends. Class D stock is transferable only with the approval of NCB. No requests for approval of such transfers have been made to NCB.

VOTING RIGHTS

     Only holders of NCB's Class B and Class C stock have voting rights, and they vote as one class under the terms of the weighted voting system adopted by NCB to comply with the NCBAA. The NCB bylaws and voting policy provide that (a) each stockholder of record who is also a borrower from NCB, referred to as a "borrower-stockholder," is entitled to five votes, (2) each borrower-stockholder is entitled to additional votes, up to a total of 120, based on a formula measuring the proportion that such borrower-stockholder's patronage with NCB bears to the total patronage during a period of time fixed by the election rules, and (3) each stockholder who is not a borrower from NCB shall receive one vote, and non-borrower stockholders as a class shall receive at least 10% of the votes allocated.

     The bylaws and voting policy further provide that, notwithstanding any allocations of votes which would otherwise result from the foregoing rules (1) no stockholder shall be entitled to more than 5% of the total voting control held by all stockholders, (2) the total votes allocated to any class of cooperatives shall not exceed 45% of the total, and (3) no stockholder which is a "developing cooperative" shall be entitled to more than five votes. A developing cooperative is defined as a cooperative that is in a developmental or fledgling state of operation and that does not have members who are ultimate consumers or primary producers.

     NCB has reserved the right to alter its voting policy at any time to comply with the requirement of the Act that its voting system should not result in: (1) voting control of NCB becoming concentrated with larger, more affluent or smaller, less affluent organizations, (2) a disproportionate concentration of votes in any housing cooperatives or low-income cooperatives or consumer goods and services cooperatives, or (3) the concentration of more than 5% of the voting control in any one Class B or Class C stockholder.

     NCB may refuse to honor any stockholder's voting rights, except to the extent of one vote, if the stockholder is more than 90 days late on any payment to NCB at the time such rights would otherwise be exercised.

TRADING MARKET

     There is no established public trading market for any class of NCB's common equity, and it is unlikely that any such market will develop in view of the restrictions on transfer of NCB's stock discussed above. Holders of Class B stock may use such stock to meet the Class B stock ownership requirements established in the NCCBA for borrowers from NCB and may be permitted by NCB, within the limits set forth above, to transfer Class B stock to another borrower from NCB.

     As of September 30, 1999, there were 1,471 holders of Class B stock, 399 holders of Class C stock, and 3 holders of Class D stock.

PATRONAGE REFUNDS

     Under the NCCBA, NCB must make annual patronage refunds to its patrons, which are those cooperatives from whose loans or other business NCB derived interest or other income during the year with respect to which a patronage refund is declared. NCB allocates its patronage refunds among its patrons generally in proportion to the amount of income derived during the year from each patron. NCB stockholders, as such, are not entitled to any patronage refunds. They are entitled to patronage refunds only in the years when they have patronized NCB, and the amount of their patronage does not depend on the amount of their stockholding. Under the NCCBA, patronage refunds may be paid only from taxable income and only in the form of cash, Class B or Class C stock, or allocated surplus.

     Under NCB's current patronage refund policy that became effective in 1995 and has been amended from time to time since it became effective, NCB makes the non-cash portion of the refund in the form of Class B stock until a patron has holdings of Class B or Class C stock of 16% of its loan amount and thereafter in Class C stock. Under the current patronage refund policy, NCB intends to pay a higher percentage of the patronage refund in cash to those patrons who have greater holdings of Class B and Class C stock in proportion to their loan amount. NCB generally intends to pay a minimum of 40% of the patronage refund in cash to those patrons with stock holdings less than 5% of their loan amount and up to 60% to those patrons with stock holdings of 10% or more of their loan amount. There can however, be no assurance that a cash patronage refund of any amount will be declared for any year.

     NCB declared a patronage refund for the year ended December 31, 1998 of approximately $12.9 million of which approximately $4.9 million was distributed in cash and $8.0 million in Class B or Class C stock in August 1999. The chart below sets forth the details of this patronage refund.

Total Patronage......................................  $12,896,060.90
Cash:................................................  $ 4,896,285.65
Class B/Class C......................................  $ 7,999,775.25

                              PLAN OF DISTRIBUTION

     NCB may sell the offered securities (1) through agents; (2) to or through underwriters or dealers; (3) directly to one or more purchasers; or (4) through a combination of any of these methods of sale.

     The prospectus supplement relating to an offering of offered securities will set forth the terms of such offering, including:

     - the name or names of any underwriters, dealers or agents;

     - the purchase price of the offered securities and the proceeds to NCB from such sale;

     - any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

     - the initial public offering price;

     - any discounts or concessions to be allowed or reallowed or paid to dealers; and

     - any securities exchanges on which such offered securities may be listed.

     Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

BY AGENTS

     Offered securities may be sold through agents designated by NCB. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by NCB to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

     If underwriters are used in the offering, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

     - A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

     - A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

     - A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

     These transactions may be effected in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

DIRECT SALES

     Offered securities may also be sold directly by NCB. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION

     NCB may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Each series of offered securities will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that there will be a market for the offered securities.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, NCB or its subsidiaries in the ordinary course of their businesses.

                      WHERE YOU CAN FIND MORE INFORMATION

     NCB files annual, quarterly and current reports, proxy statements and other information with the SEC. NCB has also filed with the SEC a registration statement on Form S-3, to register the securities being offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about NCB and the securities offered in this prospectus, you should refer to the registration statement and its exhibits.

     You may read and copy any document filed by NCB with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at
1-800-SEC-0330 for further information on the operation of the Public Reference Room. NCB files its SEC materials electronically with the SEC, so you can also review NCB's filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

     The SEC allows NCB to "incorporate by reference" the information it files with them, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that NCB files later with the SEC will automatically update and supersede information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. NCB has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 1998; and

     - Quarterly Reports on Form 10-Q, for the quarters ended March 31, 1999 and June 30, 1999.

     NCB also incorporates by reference, from the date of the initial filing of the registration statement, all documents filed by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until NCB sells all of the securities being offered by this prospectus.

     You may request a copy of these filings at no cost, by writing or telephoning NCB at the following address:
                       National Cooperative Bank
                       Attn: Richard L. Reed or William E. Seas
                       1401 Eye Street N.W.
                       Suite 700
                       Washington, DC 20005
                       (202) 336-7700

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. NCB has not authorized anyone else to provide you with different information. NCB is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 LEGAL OPINIONS

     Unless otherwise specified in the applicable prospectus supplement, Shea & Gardner will issue an opinion about the legality of the offered securities for NCB. Unless otherwise specified in the applicable prospectus supplement, any underwriters will be advised about certain issues relating to any offering by Brown & Wood LLP.

                                    EXPERTS

     The audited financial statements for the years ended December 31, 1998 and December 31, 1997 incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements for the year ended December 31, 1996, included in this prospectus in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following statement sets forth the estimated amounts of expenses to be borne by NCB in connection with the distribution of the securities offered hereby:

Securities and Exchange Commission registration fee.........  $ 97,300
Accounting fees and expenses................................    40,000
Legal fees and expenses.....................................   150,000
Trustee's fees and expenses.................................    10,000
Printing and engraving expenses.............................    40,000
Rating Agency fees..........................................    65,000
Miscellaneous expenses......................................    25,000
                                                              --------
Total.......................................................  $427,300
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article IX of the bylaws of the National Consumer Cooperative Bank provides as follows:

                           INDEMNIFICATION/INSURANCE

SECTION 9.1 ACTION, ETC., OTHER THAN BY OR IN THE RIGHT OF THE BANK.

     The Bank shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding or investigation, whether civil, criminal or administrative, and whether external or internal to the Bank other than a judicial action or suit brought by or in the right of the Bank, by reason of the fact that he or she is or was a director, officer, employee, or trustee of the Bank or is or was serving at the specific written request of the Bank as a director, officer, employee or trustee of another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereafter as an "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Bank, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Bank, and, with respect to any criminal action or proceeding, that he or she had reasonable cause to believe that his or her conduct was unlawful.

SECTION 9.2 ACTION, ETC., BY OR IN THE RIGHT OF THE BANK.

     The Bank shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed judicial action or suit brought by or in the right of the Bank to procure a judgment in its favor by reason of the fact that he or she is or was an Agent (as defined above) against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Bank, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Bank unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

SECTION 9.3 DETERMINATION OF RIGHT OF INDEMNIFICATION.

     Any indemnification under Section 9.1 or 9.2 (unless ordered by a court) shall be made by the Bank unless a determination is reasonably and promptly made
(i) by the Board by a vote of two-thirds of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders, that such person acted in bad faith and in a manner that such person did not believe to be in or not opposed to the best interests of the Bank, or with respect to any criminal proceeding, that such person believed or had reasonable cause to believe that his or her conduct was unlawful.

SECTION 9.4 INDEMNIFICATION AGAINST EXPENSES OF SUCCESSFUL PARTY.

     Notwithstanding the other provisions of this Article, to the extent that an Agent has been successful on the merits or otherwise, including the dismissal of an action without prejudice or the settlement of an action without admission of liability, in defense of any proceeding or in the defense of any claim, issue or matter therein, such Agent shall be indemnified against all expenses incurred in connection therewith.

SECTION 9.5 ADVANCES OF EXPENSES.

     Except as limited by Section 6 of this Article, expenses incurred in any action, suit, proceeding, or investigation shall be paid by the Bank in advance of the final disposition of such matter, if the Agent shall undertake to repay such amount in the event that it is ultimately determined, as provided herein, that such person is not entitled to indemnification. Notwithstanding the foregoing, no advance shall be made by the Bank if a determination is reasonably and promptly made by the Board of directors by a vote of two-thirds of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors, so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the Board or counsel at the time such determination is made, such person acted in bad faith and in a manner that such person did not believe to be in or not opposed to the best interest of the Bank, or with respect to any criminal proceeding, that such person believed or had reasonable cause to believe his or her conduct was unlawful. In no event shall any advance be made in instances where the Board or independent legal counsel reasonably determined that such person deliberately breached his or her duty to the Bank or its shareholders.

SECTION 9.6 RIGHT OF AGENT TO INDEMNIFICATION UPON APPLICATION:

  Procedure Upon Application.

     Any indemnification under Sections 9.2, 9.3 and 9.4, or advance under
Section 9.5 of this Article, shall be made promptly, and in any event within ninety (90) days, upon the written request of the Agent, unless with respect to applications under Section 9.2, 9.3, or 9.5, a determination is reasonably and promptly made by the Board of Directors by a vote of two-thirds of a quorum of disinterested directors that such Agent acted in a manner set forth in such Sections as to justify the Bank's not indemnifying or making an advance to the Agent. In the event no quorum of disinterested directors is obtainable, the Board of Directors shall promptly direct that independent legal counsel shall decide whether the Agent acted in the manner set forth in such Sections as to justify the Bank's not indemnifying or making an advance to the Agent. The right to indemnification or advances as granted by this Article shall be enforceable by the Agent in any court of competent jurisdiction, if the Board or independent legal counsel denies the claim, in whole or in part, or if no disposition of such claim is made within ninety (90) days. The Agent's expense incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Bank.

SECTION 9.7 OTHER RIGHTS AND REMEDIES.

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which an Agent seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors and administrators of such person. All rights to indemnification under this Article shall be deemed to be provided by a contract between the Bank and the Agent who serves in such capacity at any time while these Bylaws and other relevant provisions of the general corporation law and other applicable law, if any, are in effect. Any repeal or modification thereof shall not affect any rights or obligations then existing.

SECTION 9.8 INSURANCE.

     Upon resolution passed by the Board, the Bank may purchase and maintain insurance on behalf of any person who is or was Agent against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Bank would have the power to indemnify him or her against such liability under the provisions of this Article.

SECTION 9.9 OTHER ENTERPRISES, FINES, AND SERVING AT BANK'S REQUEST.

     For purposes of this Article, references to "other enterprise" in Section
9.1 shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the specific written request of the Bank" shall include any service as a director, officer, employee, or trustee of the corporation which imposes duties on, or involves services by, such director, officer, employee, or trustee, with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interest of the Bank" as referred to in this Article.

SECTION 9.10 SAVINGS CLAUSE.

     If this Article or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Bank shall nevertheless indemnify each Agent as to expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit, proceeding or investigation whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the Bank, to the full extent permitted by any application portion of this Article that shall not have been invalidated, or by any other applicable law.

     The Reliance Insurance Company has issued to NCB an officers and directors insurance policy which provides insurance coverage to NCB's directors and officers for specified liabilities and to NCB for amounts paid to the directors and officers as indemnification for specified liabilities. The coverage afforded by the policy is subject to various standard exclusions, including exclusions of claims arising from dishonest or fraudulent acts, self-dealing by the directors and officers, and various intentional torts. The maximum aggregate limits of liability under the policy are $10 million.

ITEM 16.  EXHIBITS

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 1.1**    Form of Underwriting Agreement relating to Debt Securities
 1.2**    Form of Underwriting Agreement relating to Preferred Stock
 3.1      National Consumer Cooperative Bank Act, as amended through
          1981 (Incorporated by reference to exhibit 3.1 filed as part of Registration Statement No. 2-99779 (Filed August 20,
          1985)
 3.2      1989 Amendment to National Consumer Cooperative Bank Act
          (Incorporated by reference to exhibit 3.2 filed as part of the Registrant's annual report on form 10-K for the year
          ended December 31, 1989 (File No. 2 -99779)
 3.3      Bylaws of NCB (Incorporated by reference to exhibit 3.3
          filed as part of Registration Statement No. 33-42403
          (initially filed September 6, 1991))
 4.1      Form of Senior Indenture (Incorporated by reference to
          exhibit 4.1 filed as part of Registration Statement No.
          333-17003 (initially filed November 27, 1996))
 4.2*     Form of Subordinated Indenture
 4.3**    Form of Senior Debt Security
 4.4**    Form of Subordinated Debt Security
 4.5**    Form of Certificate of Designations, Preferences and Rights
          of Preferred Stock. For other instruments defining the
          rights of holders of the Preferred Stock, see exhibits 3.1,
          3.2 and 3.3
 4.6**    Specimen Preferred Stock Certificate
 5*       Opinion of Shea & Gardner
12        Computation of Ratio of Earnings to Fixed Charges and Ratio
          of Earnings to Combined Fixed Charges and Preferred Stock
          Dividends
23.1      Consent of Arthur Andersen LLP
23.2      Consent of Deloitte & Touche LLP
23.3*     Consent of Shea & Gardner (contained in exhibit 5)
25*       Form T-1 Statement of Eligibility of Trustee

---------------
 * To be filed by Pre-effective amendment.

** To be filed by Post-effective amendment or by a Current Report on Form 8-K.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made of the Debt Securities registered hereby, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the Debt Securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, NCB certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, D.C. on the 5th day of November, 1999.

                                          NATIONAL CONSUMER COOPERATIVE
                                            BANK

                                          By:     /s/ CHARLES E. SNYDER
                                            ------------------------------------
                                                     Charles E. Snyder
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                NAME AND SIGNATURE                              TITLE                      DATE
                ------------------                              -----                      ----

              /s/ JAMES L. BURNS, JR.                Chairman of the Board and        November 5, 1999
---------------------------------------------------    Director
                James L. Burns, Jr.

               /s/ KIRBY J. ERICKSON                 Vice Chairman of the Board       November 5, 1999
---------------------------------------------------    and Director
                 Kirby J. Erickson

                /s/ RICHARD L. REED                  Managing Director (Principal     November 5, 1999
---------------------------------------------------    Financial Officer)
                  Richard L. Reed

              /s/ PATRICIA A. FERRICK                Vice President (Principal        November 5, 1999
---------------------------------------------------    Accounting Officer)
                Patricia A. Ferrick

                /s/ HARRY J. BOWIE                   Director                         November 5, 1999
---------------------------------------------------
                  Harry J. Bowie

                 /s/ JOSEPH CABRAL                   Director                         November 5, 1999
---------------------------------------------------
                   Joseph Cabral

               /s/ EBEN HOPSON, JR.                  Director                         November 5, 1999
---------------------------------------------------
                 Eben Hopson, Jr.

             /s/ JACKIE JENKINS-SCOTT                Director                         November 5, 1999
---------------------------------------------------
               Jackie Jenkins-Scott

                NAME AND SIGNATURE                              TITLE                      DATE
                ------------------                              -----                      ----

              /s/ MARILYN J. MCQUAIDE                Director                         November 5, 1999
---------------------------------------------------
                Marilyn J. McQuaide

               /s/ MICHAEL J. MERCER                 Director                         November 5, 1999
---------------------------------------------------
                 Michael J. Mercer

                /s/ ALEX N. MILLER                   Director                         November 5, 1999
---------------------------------------------------
                  Alex N. Miller

               /s/ ALFRED A. PLAMANN                 Director                         November 5, 1999
---------------------------------------------------
                 Alfred A. Plamann

                /s/ STUART M. SAFT                   Director                         November 5, 1999
---------------------------------------------------
                  Stuart M. Saft

                /s/ SHEILA A. SMITH                  Director                         November 5, 1999
---------------------------------------------------
                  Sheila A. Smith

                /s/ PETER C. YOUNG                   Director                         November 5, 1999
---------------------------------------------------
                  Peter C. Young

               /s/ THOMAS K. ZAUCHA                  Director                         November 5, 1999
---------------------------------------------------
                 Thomas K. Zaucha

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 1.1**    Form of Underwriting Agreement relating to Debt Securities
 1.2**    Form of Underwriting Agreement relating to Preferred Stock
 3.1      National Consumer Cooperative Bank Act, as amended through
          1981 (Incorporated by reference to exhibit 3.1 filed as part of Registration Statement No. 2-99779 (Filed August 20,
          1985))
 3.2      1989 Amendment to National Consumer Cooperative Bank Act
          (Incorporated by reference to exhibit 3.2 filed as part of the Registrant's annual report on Form 10-K for the year
          ended December 31, 1989 (File No. 2-99779))
 3.3      Bylaws of NCB (Incorporated by reference to exhibit 3.3
          filed as part of Registration Statement No. 33-42403
          (initially filed September 6, 1991))
 4.1      Form of Senior Indenture (Incorporated by reference to
          exhibit 4.1 filed as part of Registration Statement No.
          333-17003 (initially filed November 27, 1996))
 4.2*     Form of Subordinated Indenture
 4.3**    Form of Senior Debt Security
 4.4**    Form of Subordinated Debt Security
 4.5**    Form of Certificate of Designations, Preferences and Rights
          of Preferred Stock. For other instruments defining the
          rights of holders of the Preferred Stock, see exhibits 3.1,
          3.2 and 3.3
 4.6**    Specimen Preferred Stock Certificate
 5*       Opinion of Shea & Gardner
12        Computation of Ratio of Earnings to Fixed Charges and Ratio
          of Earnings to Combined Fixed Charges and Preferred Stock
          Dividends
23.1      Consent of Arthur Andersen LLP
23.2      Consent of Deloitte & Touche LLP
23.3*     Consent of Shea & Gardner (contained in exhibit 5)
25*       Form T-1 Statement of Eligibility of Trustee

---------------
 * To be filed by Pre-effective amendment.

** To be filed by Post-effective amendment or by a Current Report on Form 8-K.